UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2023

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 2, 2023, BioNTech SE (the “Company”) provided an update regarding the share repurchase program announced on March 28, 2023, pursuant to which the Company may purchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company (the “Program”). The Company announced that repurchases under the Program will commence on June 2, 2023 on the U.S. Nasdaq stock exchange. The Company expects to repurchase up to USD 0.5 billion of its ADSs within a six-month period up to November 2, 2023. The announcement is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: June 2, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Disclosure of share buyback program pursuant to Art. 5(1) lit. a) of Regulation (EU) No. 596/2014 of the European Parliament and the Council of April 16, 2014 and Art. 2(1) of Delegated Regulation (EU) 2016/1052 of the European Commission of March 8, 2016